February 8, 2024

VIA EDGAR

United States Securities

and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Retinalgenix Technologies, Inc.
Registration Statement on Form S-1, as amended
Filed February 6, 2024 File No: 333-258528

Dear Sir or Madam:

Retinalgenix Technologies, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1, as amended (File No. 333-258528), be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to become effective on Monday, February 12, 2024, at 5:00 p.m., Eastern Time, or as soon as reasonably practicable thereafter.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes Leslie Marlow and/or Hank Gracin of Blank Rome LLP to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (516) 457-4238, or Mr. Gracin at (561) 926-7995 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

RETINALGENIX TECHNOLOGIES, INC.

By:	/s/ Jerry Katzman
Name:	Jerry Katzman
Title:	Chief Executive Officer

cc:	Leslie Marlow, Blank Rome LLP
Hank Gracin, Blank Rome LLP